Northwestern Mineral Ventures Inc.

September 1, 2006

Bractea Enterprises Ltd.

Erik H. Martin, President

4209 Amaletta Crescent

Burlington, , ON , L7M 5C4

Dear Mr. Martin:

We are pleased to confirm that Northwestern Mineral Ventures Inc. (the “Company”) will retain the services of Bractea Enterprises Ltd. “Bractea” on the terms outlined below:

1.

Bractea will provide management and consulting services to the Company. It is understood that Erik H. Martin, employee of Bractea, will be the primary contact to the Company and that Mr. Martin will carry the title of Chief Financial Officer of the Company to facilitate the process and carry out the services.

2.	This agreement will be effective as of the date hereof and will continue until terminated by either party as provided for herein.
3.

Bractea’s or any of its employees’ status in transacting the services hereunder shall be that of an independent contractor and nothing herein contained shall be so construed as to constitute the relationship hereby created as employment, a partnership, a joint venture or otherwise.

4.

The Company shall not carry any workplace safety insurance or any health or accident insurance to Bractea employees. The Company shall not pay any contribution to Canada Pension Plan, health or employment insurance, federal or provincial withholding tax, nor provide any other contributions or benefits which might be expected in an employer and employee relationship. Bractea agrees to report and pay any contributions for taxes, employment insurance, Canada Pension Plan and other benefits for Mr. Martin. Bractea undertakes to indemnify and to save harmless the Company from all liabilities and claims against the Company including fines, charges, taxes, penalties or demands for or by any reason of or in any way arising out of its failure to deduct, withhold or contribute any amount in respect of its payments to Bractea under this agreement. Such liability and claims shall include, without limiting the generality of the foregoing, federal or provincial income taxes, federal or provincial pension plan contributions, employment insurance or workplace safety insurance premiums and contributions under any federal or provincial social insurance or income security program.

5.	Bractea and its employees agree that, throughout the term of this agreement, and any amendments or extensions hereof, it shall:
(i)	well and faithfully serve the Company in the provision of management expertise in the conduct of the Company’s business;

(ii)	provide the Company with management advice with respect to its business;
(iii)	perform the services described in this agreement in a professional and competent manner;
(iv)

devote such time, effort, skill, attention and energies to the performance of such duties as may be required by the Company during normal business hours and normal business days, observing all reasonable instructions given by the Company. The Company acknowledges that Bractea have outside duties and agrees that the performance of any such duties will not be construed as a breach of the foregoing, so long as such duties are not competitive with nor result in a conflict of interest with the Company; and

(v)	perform the work and services hereunder at Toronto, Ontario and at such other places in Canada as may be mutually agreed between Bractea and the Company.
6.

The Company shall pay Bractea a fee of twelve thousand five hundred (C$12,500) per month,, in arrears, during the term of this agreement upon receipt of a monthly invoice therefor commencing September 1, 2006. This fee shall be reviewable upon the six month anniversary of this agreement and may be adjusted based upon Bractea’s performance of the services described in this agreement.

In order to facilitate payment of the fee, Bractea shall provide to the Company its Goods and Services Tax registration number. All payments to Bractea pursuant to this agreement shall be subject to Goods and Services Tax.

7.

All approved receipted expenses incurred by Bractea in relation to the services provided pursuant to this agreement shall be paid by the Company. Bractea shall be responsible for all expenses associated with travel to the office, including mileage and parking.

8.

This agreement may be terminated by the Company for any reason provided that the Company provides Bractea with 60 days’ notice of the termination. This agreement may be terminated by the Company immediately without notice or payment in lieu of notice for any breach of the terms of this agreement or for any cause recognized at law.

9.	Bractea may terminate this agreement by providing the Company with 60 days written notice.

10.

Bractea and any of its employees acknowledge that in the course of carrying out, performing or fulfilling the services under this agreement and appointments made hereunder, it will have access to and will be entrusted with details, trade secrets, proprietary and confidential information of the Company. Bractea further acknowledges that the disclosure of such details, confidential information and trade secrets to competitors of the Company, or to the general public, will be highly detrimental to the interests of the Company. Bractea further acknowledges that all such confidential information, samples, products and other property of the Company utilized by Bractea is the exclusive property of the Company, and that such property is held by Bractea in trust for the sole and exclusive benefit of the Company.

Bractea or any of its employees shall not disclose any secret or confidential information, or information which in good faith and good conscience ought to be treated as confidential, of which Bractea have become aware in the course of its relationship with the Company, its employees, its suppliers, or its customers, at any time during the currency in this agreement and appointments made hereunder, or at any time thereafter.

For the purposes of this Section 10, trade secrets, proprietary and confidential information shall include that information which relates to the Company and its past, present, and future business and business activities, and which information is either identified to Bractea by the Company as being such information or that a reasonable person would understand to be such information. Such information includes, but is not limited to trade or business secrets, consulting, sales and mining methods and techniques and operating and marketing systems.

Bractea acknowledges and agrees that in the event of a breach of the covenant, provisions and restrictions contained in this Section 10, the Company shall be entitled to obtain from any court of competent jurisdiction, interim and permanent injunctive relief and an accounting of all profits and benefits arising out of such breach, which rights and remedies shall be cumulative, and in addition to any other rights or remedies to which the Company may be entitled.

Bractea agrees that all covenants, provisions and restrictions in this Section 10 are reasonable and valid in the context of Bractea’s relationship with the Company, and Bractea hereby waives all defences to the strict enforcement thereof by the Company. Bractea further acknowledges that any confidential information developed during the currency of this agreement and appointments made hereunder is and shall remain the property of the Company.

11.	This agreement constitutes the entire agreement between the parties concerning these matters and it supersedes any and all previous agreements, arrangements or understandings between the parties.

We look forward to a mutually rewarding relationship.

Yours truly,

NORTHWESTERN MINERAL VENTURES INC.

Per: